                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                                 AMENDMENT NO. 5

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                          TODHUNTER INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   889050 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 Godfrey D. Bain
                                Angostura Limited
                    Corner Eastern Main Road & Trinity Avenue
                          Laventille, Trinidad & Tobago
                             (868) 623-2101 EXT. 120
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               DECEMBER 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 4
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                         SCHEDULE 13D - AMENDMENT NO. 5

CUSIP No. 889050100                                       Page  2  of  4  Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
                                                              Angostura Limited
     S.S. or I.R.S. Identification Nos. of Above Persons
                                                                            N/A
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /                     N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                                                            W/C
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                                              Trinidad & Tobago
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                             2,846,113
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                                     0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                             2,846,113
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                                     0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      2,846,113
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                         51.62%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                                                             CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                         AMENDMENT NO. 5 TO SCHEDULE 13D

         This Amendment No. 5 amends and supplements the Statement on
Schedule 13D originally filed with the Commission on July 3, 1999, by Angostura Limited (the "Company"), as previously amended (the "Schedule 13D"). The items of the Schedule 13D referred to below are further amended and supplemented by the addition of the information indicated:

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION is amended by adding the following at the end thereof:

         From November 7 - December 29, 2000, the Company purchased 58,800 Shares for an aggregate consideration of $379,600 (see Item 5(c) as below). The Company paid for such Shares from its working capital.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) are amended to read in full as follows:

         a. As of December 29, 2000, the Company beneficially owned 2,846,113 Shares of Todhunter Common Stock. This amount equals 51.62% of the outstanding Shares of Todhunter, based on the Shares outstanding as of August 9, 2000 (as reported in Todhunter's Form 10-Q filed with the SEC on August 11, 2000).

         b. The Company has sole voting and investment power with respect to all 2,846,113 shares of Todhunter Common Stock described in response to Item 5(a) above.

Item 5(c) is amended by adding the following at the end thereof:

         c. During the 60 days prior to the date of this Amendment No. 5, the Company purchased an aggregate of 58,800 shares of Todhunter Common Stock. Such shares were purchased in open market transactions on the American Stock Exchange as delineated below.


                                           No. Shares              Price per
                    Date                    Purchased              Share ($)
                    ----                    ---------              ---------
                  11/07/00                  2,000                    5.625
                  11/15/00                  4,800                    5.75
                  11/20/00                  4,000                    6.00
                  11/21/00                 14,000                    5.875
                  11/27/00                  2,000                    6.063
                  12/11/00                  2,000                    6.625
                  12/14/00                  4,000                    6.75
                  12/18/00                  2,000                    7.00
                  12/22/00                  6,000                    7.042
                  12/26/00                  2,000                    6.938
                  12/29/00                 16,000                    7.00
                                           ------
                  TOTAL SHARES             58,800
                                           ======

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2001
                                   ANGOSTURA LIMITED


                                   /s/ Godfrey D. Bain
                                   -----------------------------------------
                                   By:    Godfrey D. Bain
                                   Title: Executive Director of Finance; Member,
                                          Board of Directors


                                  Page 4 of 4